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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                                    CALEDONIA
                         ANNOUNCES THIRD QUARTER RESULTS


                         NOVEMBER 26TH, 2003, IMMEDIATE


Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) reports an overall loss for the third quarter of $1,072,000 ($0.004 per share). The year-to-date loss was $2,686,000 ($0.012 per share) compared to a total loss of $1,375,000 for the same nine-month period in 2002. The loss is due the initial operating losses being incurred at the Barbrook gold mine as it is returned to planned production.

During the third quarter, the Corporation's subsidiary Barbrook Mines Limited continued to move towards full planned production. Operating expenses incurred during the period were partially offset from revenues received from the 19.5 kg of gold produced during the quarter. The South African Rand continues to strengthen against the US dollar. This currency fluctuation has been largely compensated by the increase in the US dollar price of gold so that the Rand price of gold continued to remain at about R85,000 per Kg.

Caledonia's Third Quarter report, which includes a property update will be issued and posted on Caledonia's website on Wednesday November 26th.

You are invited to visit Caledonia's redesigned website at www.caledoniamining.com. The website provides information on Caledonia's Corporate activities, Financial Reports, Press Releases, Property descriptions and Maps showing Caledonia's worldwide projects.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806
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FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS
ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE
HTTP://WWW.CALEDONIAMINING.COM